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Filed by Spectrian Corporation
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities Exchange Act of 1934.
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

The following is a series of slides used in connection with a presentation by Ronald Ragland, REMEC, Inc.'s Chairman and Chief Executive Officer, David Morash, REMEC, Inc.'s Executive Vice President and Chief Financial Officer, and Thomas Waechter, Spectrian Corporation's President and Chief Executive Officer, during a presentation hosted by Needham & Company, Inc. relating to the proposed merger of REMEC, Inc. and Spectrian Corporation.

Safe Harbor

  Forward-looking Statements

  Certain statements in this presentation, including statements regarding anticipated cost savings and synergies of the proposed acquisition of Spectrian by REMEC and the opportunities that it will bring the combined company, are forward-looking statements that are subject to risks and uncertainties. Results could differ materially based on various factors including, and without limitation: the parties' ability to achieve the anticipated cost savings; the parties' ability to achieve the expected synergies, customer uncertainties related to the proposed acquisition or the economy in general, economic conditions and the related impact on wireless communication infrastructure spending; demand for REMEC's and Spectrian's products; rapid technological change and evolving industry standards and adverse changes in market conditions in both the United States and internationally. Further information on factors that could affect REMEC's results are included in REMEC's Annual Report on Form 10-K for the year ended January 31, 2002 on file with the Securities and Exchange Commission. Further information on factors that could affect Spectrian's results are included in Spectrian's Annual Report on Form 10-K for the year ended March 31, 2001 and Forms 10-Q for the interim quarters.

Introduction

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  Webcast is follow-up to the May 21 joint Remec/Spectrian conference call

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  Both companies present at CIBC Conference in New York tomorrow.. available on webcast

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  Today's presentation format

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  REMEC's quarterly press release and conference call—June 17

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  With Shareholder approval expected deal closing

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  End of July without regulatory review of S-4

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  Mid September with review

Overview

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  Wireless telecom, defense electronics

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  Broad microwave technology skills

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  Proven vertical integration strategy

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  Leadership in market sectors

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  Economic downturn fuels opportunity

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  Industry consolidation strategy

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  Global footprint with offshore manufacturing

REMEC Worldwide Locations

REMEC Market Segments

REMEC/Spectrian Combination

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  Accelerates our goal of achieving revenue base of $500M

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  REMEC restructure permits optimum synergies from combination

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  Power amplification critical mass and legacy strengthens base station integrated solution

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  Combined microwave engineering and R&D team will be formidable

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  Regional, customer and product merge have minimal overlap and strong synergy

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  Spectrian flexible outsource model allows rapid full utilization of fully offshore manufacturing facilities

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  Combines two strong balance sheets

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  Integration of management teams

Strategy

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  Broad implementation technology for optimum integration systems solution

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  Broad product offering permits OEM partners a one-stop shop

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  Advanced technology in design and manufacturing process

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  Global OEM partner and niche product sales

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  Defense business balances commercial market volatility

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  Low cost global offshore manufacturing solutions

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  Continued effective industry consolidation

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  Retain strong financial resources

Spectrian's
Business Concept:

Provide valuable, cost-effective power amplifier solutions for mobile wireless

Spectrian's Vision:

Provide advanced, cost-effective RF base station solutions for mobile wireless

Spectrian Background

Global Product Coverage

Customer Diversification

International Operations

Spectrian and REMEC

Spectrian and REMEC

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  Merger agreement announced on May 19

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  Stock-for-stock deal (cash option up to $4/share)

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  SPCT shareholders to own 25% to 34% of combined entity

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  Likely closing date: July 30 to Sept 15

A Strong Strategic Combination

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  Complementary customer bases

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  Complete combined RF and microwave product line

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  New fully-integrated product offering

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  Strong North American, European and Asian engineering centers

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  Strong financials

Strategic Synergies

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  Foresee operating synergies of $20M in first year

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  Annualized operating synergies of over $30M thereafter:

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  Revenue growth synergies

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  Manufacturing cost reductions

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  Operating expense reductions

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  Purchasing leverage

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  Transition team in place to achieve synergies

Transition Effort

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  Planning effort underway

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  Leaders assigned from both REMEC and Spectrian

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  Goal is to meet or exceed cost savings and revenue synergy identified during due diligence

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  Time line established for detailed planning during the next 8 weeks

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  By end of June detailed action plans set and teams assigned

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  Full scale implementation to begin the day after transaction closes

Revenue (Prior to Pooling)

Financial Impact of Synergies—Year 1

Sales Synergies	$3.0 MM
Manufacturing / Purchasing	5.6 MM
Operations	1.7 MM
QA	0.5 MM
R & D	4.0 MM
S & M	1.6 MM
G & A	1.9 MM
Finance	0.7 MM
IT	1.3 MM
H/R	0.5 MM
Facilities	2.0 MM

$22.8 MM

Consolidated Financial Position

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  Approximately $150MM in cash

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  $10MM tax refund, $4MM to come

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  $10MM in building sales closings

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  No debt

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  Consolidated net worth of $450MM

Summary

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  Complete Spectrian Acquisition

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  Competitive field significantly reduced

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  Strong balance sheet

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  Restructured for substantial growth

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  Significant market opportunities

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  Return to profit & positive cash flow

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  Confident game plan

QuickLinks

Spectrian's Business Concept
Spectrian's Vision
Spectrian Background
Spectrian and REMEC